Exhibit 99.1

Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2019

Talasol Project reaches financial closing
Revenues up 26% and Gross profit up 37% compared to H1 2018

Tel-Aviv, Israel, September 25, 2019 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the three and six months ended June 30, 2019.

Ran Fridrich, CEO and a board member of Ellomay commented: “The results for first half of 2019 reflect an increase of approximately 26% in revenues and approximately 37% in gross profit compared to the first half of 2018. These results are in line with the company’s projections. Project development expenses increased by approximately €1 million compared to the corresponding period last year. An approximate change of €2 million in financing expenses resulted from currency fluctuations (devaluation of the euro against the NIS during this period resulting in expenses in the amount of approximately €1.3 million, compared to a revaluation during the corresponding period last year resulting in income of approximately €0.7 million). Total equity increased from approximately €77 million to approximately €82.6 million, mainly as a result of the premium in connection with the sale of 49% of Talasol’s shares. The company generated positive operating cash flow from of approximately €1.1 million. The company continues to intensively develop projects of significant size in the solar energy sector in Italy and Spain, and is vigorously working to promote the Menara cliff project.

Construction of the Talasol project (300 MWh in Spain) is advancing as planned. Most of the infrastructure work has been completed and the installation of the facilities is expected to begin shortly. Works to construct the high voltage line (22 kilometers long) have also begun. The Talasol project is expected to be operational in Q4 2020.

The works to construct a drying silo facility in the Netherlands’ biogas plant are expected to end shortly and commencing the fourth quarter of 2019 the plants are expected to produce in full capacity. In parallel, we are advancing the issuance of permits that are expected to enable doubling the amount of waste that can be processed at the existing facilities.”

Financial Highlights

•
Revenues were approximately €10.3 million for the six months ended June 30, 2019, compared to approximately €8.2 million for the six months ended June 30, 2018. The increase in revenues is mainly a result of the commencement of operations of the Company’s waste-to-energy project in Oude Tonge, the Netherlands in June 2018 and relatively higher levels of radiation in Italy during 2019 compared to 2018.

•
Operating expenses were approximately €3.5 million for the six months ended June 30, 2019, compared to approximately €2.6 million for the six months ended June 30, 2018. The increase in operating expenses is mainly attributable to additional operating expenses resulting from the commencement of operations at the Company’s waste-to-energy project in Oude Tonge, the Netherlands. Depreciation expenses were approximately €3 million for the six months ended June 30, 2019, compared to approximately €2.8 million for the six months ended June 30, 2018.

•
Project development costs were approximately €2.7 million for the six months ended June 30, 2019, compared to approximately €1.8 million for the six months ended June 30, 2018. The increase in project development costs is mainly attributable to consultancy expenses in connection with the project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel, or the Manara Project.

•	General and administrative expenses were approximately €1.9 million for the six months ended June 30, 2019, compared to approximately €2 million for the six months ended June 30, 2018.

•
Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €0.03 million for the six months ended June 30, 2019, compared to approximately €0.5 million in the six months ended June 30, 2018. The decrease in the Company’s share of profit of equity accounted investee is mainly attributable to higher financial expenses incurred by Dorad Energy Ltd., in which the Company indirectly holds 9.375%, as a result of the CPI indexation of loans from banks and related parties.

•
Financing expenses, net was approximately €3.1 million for the six months ended June 30, 2019, compared to approximately €0.9 million for the six months ended June 30, 2018. The increase in financing expenses was mainly due to expenses in connection with exchange rate differences amounting to approximately €1.3 million in the six months ended June 30, 2019, mainly in connection with our NIS denominated Debentures and the loan to an equity accounted investee, caused by the 5.4% devaluation of the euro against the NIS during this period, compared to income in connection with exchange rate differences amounting to approximately €0.7 million in the six months ended June 30, 2018, mainly in connection with our NIS denominated Debentures and the loan to an equity accounted investee, caused by the 2.5% revaluation of the euro against the NIS during this period.

•
Taxes on income was approximately €0.5 million for the six months ended June 30, 2019, compared to a tax benefit of approximately €0.2 million for the six months ended June 30, 2018. The tax benefit for the six months ended June 30, 2018 resulted mainly from deferred tax income included in connection with the application of a tax incentive in the Netherlands claimable upon filing the relevant tax return by reducing the amount of taxable profit.

•	Net loss was approximately €4.4 million for the six months ended June 30, 2019, compared to approximately €1.1 million for the six months ended June 30, 2018.

•
Total other comprehensive loss was approximately €0.5 million for the six months ended June 30, 2019, compared to a profit of approximately €1 million for the six months ended June 30, 2018. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

•	Total comprehensive loss was approximately €4.9 million for the six months ended June 30, 2019, compared to approximately €2.2 million for the six months ended June 30, 2018.

•	EBITDA was approximately €2.3 million for the six months ended June 30, 2019, compared to approximately €2.4 million for the six months ended June 30, 2018.

•
Net cash from operating activities was approximately €1.1 million for the six months ended June 30, 2019, compared to approximately €2.3 million for the six months ended June 30, 2018. The decrease in net cash from operating activities is mainly due to a higher interest payment received during 2018 on a loan to an equity accounted investee.

•
On April 30, 2019, the Talasol Project reached financial closing and the Company consummated the sale of 49% of the outstanding shares of Talasol for an aggregate purchase price of approximately €16.1 million. The purchase price represents 49% of our interests in Talasol (approximately €9.8 million) plus a premium of approximately €6.3 million. Such premium, net of approximately €0.7 million associated expenses, was recognized in Equity, as the sale transaction did not result in loss of control.

•
As of September 1, 2019, the Company held approximately €75.1 million in cash and cash equivalents, approximately €2.2 million in marketable securities and approximately €11.1 million in restricted short-term and long-term cash and marketable securities.

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
100% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including weather conditions, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas), changes in demand and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Financial Position

	December 31,	June 30,	June 30,
	2018	2019	2019
	Audited	Unaudited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands
Assets
Current assets
Cash and cash equivalents	36,882	55,535	63,253
Marketable securities	2,132	2,204	2,510
Restricted cash and marketable securities	4,653	1,315	1,498
Receivable from concession project	1,292	1,390	1,583
Financial assets	1,282	1,354	1,542
Trade and other receivables	12,623	11,407	12,992
	58,864	73,205	83,378
Non-current assets
Investment in equity accounted investee	27,746	29,158	33,210
Advances on account of investments	798	843	960
Receivable from concession project	25,710	26,510	30,194
Fixed assets	87,220	128,766	146,662
Right-of-use asset	-	4,134	4,709
Intangible asset	4,882	4,987	5,680
Restricted cash and deposits	2,062	10,917	12,434
Deferred tax	2,423	2,903	3,306
Long term receivables	1,455	6,658	7,583
	152,296	214,876	244,738
Total assets	211,160	288,081	328,116

Liabilities and Equity
Current liabilities
Current maturities of long term loans	5,864	6,932	7,895
Debentures	8,758	9,266	10,554
Trade payables	2,126	3,191	3,632
Other payables	3,103	2,985	3,400
	19,851	22,374	25,481
Non-current liabilities
Lease liability	-	3,940	4,488
Long-term loans	60,228	120,818	137,609
Debentures	42,585	40,542	46,176
Deferred tax	6,219	6,485	7,386
Other long-term liabilities	5,320	11,318	12,891
	114,352	183,103	208,550
Total liabilities	134,203	205,477	234,031

Equity
Share capital	19,980	19,988	22,766
Share premium	58,344	58,358	66,469
Treasury shares	(1,736)	(1,736)	(1,977)
Transaction reserve with non-controlling Interests	-	5,614	6,394
Reserves	1,169	1,156	1,317
Accumulated deficit	758	(1,993)	(2,270)
Total equity attributed to shareholders of the Company	78,515	81,387	92,699
Non-Controlling Interest	(1,558)	1,217	1,386
Total equity	76,957	82,604	94,085
Total liabilities and equity	211,160	288,081	328,116

* Convenience translation into US$ (exchange rate as at June 30, 2019: euro 1 = US$ 1.139)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (in thousands, except per share data)

	For the year ended December 31,	For the three months ended June 30,		For the six months ended June 30,		For the six months ended June 30,
	2018	2018	2019	2018	2019	2019
	Audited	Unaudited		Unaudited		Unaudited
	€ in thousands	€ in thousands		€ in thousands		Convenience Translation into US$*
Revenues	18,117	5,119	5,570	8,151	10,303	11,735
Operating expenses	(6,342)	(1,710)	(1,791)	(2,610)	(3,455)	(3,935)
Depreciation expenses	(5,816)	(1,409)	(1,465)	(2,767)	(3,043)	(3,466)
Gross profit	5,959	2,000	2,314	2,774	3,805	4,334

Project development costs	(2,878)	(975)	(1,840)	(1,771)	(2,714)	(3,091)
General and administrative expenses	(3,600)	(792)	(982)	(1,977)	(1,879)	(2,140)
Share of profits of equity accounted investee	2,545	(662)	(1,133)	501	31	35
Other income, net	884	69	-	73	-	-
Operating profit (loss)	2,910	(360)	(1,641)	(400)	(757)	(862)

Financing income	2,936	475	480	1,588	870	991
Financing expenses in connection with derivatives and other assets, net	494	737	29	285	460	524
Financing expenses	(5,521)	(1,769)	(1,972)	(2,789)	(4,457)	(5,076)
Financing expenses, net	(2,091)	(557)	(1,463)	(916)	(3,127)	(3,561)
Profit (loss) before taxes on income	819	(917)	(3,104)	(1,316)	(3,884)	(4,423)
Tax benefit (taxes on income)	(215)	193	(325)	182	(514)	(585)
Profit (loss) for the period	604	(724)	(3,429)	(1,134)	(4,398)	(5,008)
Profit (loss) attributable to:
Owners of the Company	1,057	(642)	(2,040)	(898)	(2,751)	(3,132)
Non-controlling interests	(453)	(82)	(1,389)	(236)	(1,647)	(1,876)
Profit (loss) for the period	604	(724)	(3,429)	(1,134)	(4,398)	(5,008)

Other comprehensive income (loss) items that after
initial recognition in comprehensive income (loss)
were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(787)	499	(250)	(799)	982	1,119

Effective portion of change in fair value of cash flow hedges	(1,008)	202	(718)	(724)	(368)	(419)
Net change in fair value of cash flow hedges transferred to profit or loss	643	(277)	(94)	478	(1,104)	(1,257)
Total other comprehensive income (loss)	(1,152)	424	(1,062)	(1,045)	(490)	(557)
Total comprehensive loss for the period	(548)	(300)	(4,491)	(2,179)	(4,888)	(5,565)

Basic net earnings (loss) per share	0.10	(0.06)	(0.19)	(0.08)	(0.26)	(0.29)
Diluted net earnings (loss) per share	0.10	(0.06)	(0.19)	(0.08)	(0.26)	(0.29)

* Convenience translation into US$ (exchange rate as at June 30, 2019: euro 1 = US$ 1.139)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Changes in Equity (in thousands)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
							Transaction
			Retained		Translation reserve		reserve with
	Share	Share	earnings (accumulated	Treasury	from foreign	Hedging	non- controlling
	capital	Premium	deficit)	shares	operations	Reserve	Interests	Total
	€ in thousands
For the six month ended June 30, 2019:
Balance as at January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Loss for the period	-	-	(2,751)	-	-	-	-	(2,751)	(1,647)	(4,398)
Other comprehensive loss for the period	-	-	-	-	1,459	(1,472)	-	(13)	(477)	(490)
Total comprehensive loss for the period	-	-	(2,751)	-	1,459	(1,472)	-	(2,764)	(2,124)	(4,888)

Transactions with owners of the
Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	5,614	5,614	4,899	10,513
Options exercise	8	11	-	-	-	-	-	19	-	19
Share-based payments	-	3	-	-	-	-	-	3	-	3

Balance as at June 30, 2019	19,988	58,358	(1,993)	(1,736)	2,855	(1,699)	5,614	81,387	1,217	82,604

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
							Transaction
			Retained		Translation reserve		reserve with
	Share	Share	earnings (accumulated	Treasury	from foreign	Hedging	non- controlling
	capital	Premium	deficit)	Shares	operations	Reserve	Interests	Total
	US$ in thousands*
For the six month ended June 30, 2019:
Balance as at January 1, 2019	22,757	66,453	862	(1,977)	1,590	(259)	-	89,426	(1,775)	87,651
Loss for the period	-	-	(3,132)	-	-	-	-	(3,132)	(1,876)	(5,008)
Other comprehensive loss for the period	-	-	-	-	1,662	(1,676)	-	(14)	(543)	(557)
Total comprehensive loss for the period	-	-	(3,132)	-	1,662	(1,676)	-	(3,146)	(2,419)	(5,565)

Transactions with owners of the
Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	6,394	6,394	5,580	11,974
Options exercise	9	13	-	-	-	-	-	22	-	22
Share-based payments	-	3	-	-	-	-	-	3	-	3

Balance as at June 30, 2019	22,766	66,469	(2,270)	(1,977)	3,252	(1,935)	6,394	92,699	1,386	94,085

* Convenience translation into US$ (exchange rate as at June 30, 2019: euro 1 = US$ 1.139)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
							Transaction
			Retained		Translation reserve		reserve with
	Share	Share	earnings (accumulated	Treasury	from foreign	Hedging	non- controlling
	capital	Premium	deficit)	shares	operations	Reserve	Interests	Total
		€ in thousands
For the three month ended June 30, 2019:
Balance as of March 31, 2019	19,988	58,356	47	(1,736)	2,710	(887)	-	78,478	(1,898)	76,580
Loss for the period	-	-	(2,040)	-	-	-	-	(2,040)	(1,389)	(3,429)
Other comprehensive loss for the period	-	-	-	-	145	(812)	-	(667)	(395)	(1,062)
Total comprehensive loss for the period	-	-	(2,040)	-	145	(812)	-	(2,707)	(1,784)	(4,491)

Transactions with owners of the
Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	5,614	5,614	4,899	10,513
Options exercise	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	2	-	-	-	-	-	2	-	2

Balance as at June 30, 2019	19,988	58,358	(1,993)	(1,736)	2,855	(1,699)	5,614	81,387	1,217	82,604

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

								Non-
								controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
			Retained		Translation
			earnings		reserve from
	Share	Share	(accumulated	Treasury	foreign	Hedging
	capital	premium	deficit)	shares	operations	Reserve	Total
	€ in thousands

For the year ended December 31, 2018:

Balance as at January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Profit for the year	-	-	1,057	-	-	-	1,057	(453)	604
Other comprehensive income (loss) for the year	-	-	-	-	(823)	(365)	(1,188)	36	(1,152)
Total comprehensive income (loss) for the year	-	-	1,057	-	(823)	(365)	(131)	(417)	(548)

Transactions with owners of the
Company, recognized directly in equity:
Share-based payments	-	5	-	-	-	-	5	-	5

Balance as at December 31, 2018	19,980	58,344	758	(1,736)	1,396	(227)	78,515	(1,558)	76,957

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

								Non-
								controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
					Translation
			Retained earnings		reserve from
	Share	Share	(accumulated	Treasury	foreign	Hedging
	capital	Premium	deficit)	shares	operations	Reserve	Total
	€ in thousands

For the six month ended June 30, 2018:
Balance as at January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Loss for the period	-	-	(898)	-	-	-	(898)	(236)	(1,134)
Other comprehensive loss for the period	-	-	-	-	(822)	(246)	(1,068)	23	(1,045)
Total comprehensive loss for the period	-	-	(898)	-	(822)	(246)	(1,966)	(213)	(2,179)

Transactions with owners of the
Company, recognized directly in equity:
Share-based payments	-	2	-	-	-	-	2	-	2

Balance as at June 30, 2018	19,980	58,341	(1,197)	(1,736)	1,397	(108)	76,677	(1,354)	75,323

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

								Non-
								controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
					Translation
			Retained earnings		reserve from
	Share	Share	(accumulated	Treasury	foreign	Hedging
	capital	Premium	deficit)	shares	operations	Reserve	Total
	€ in thousands

For the three month ended June 30, 2018:
Balance as of March 31, 2018	19,980	58,340	(555)	(1,736)	877	(33)	76,873	(1,250)	75,623
Loss for the period	-	-	(642)	-	-	-	(642)	(83)	(725)
Other comprehensive loss for the period	-	-	-	-	520	(75)	445	(21)	424
Total comprehensive loss for the period	-	-	(642)	-	520	(75)	(197)	(104)	(301)

Transactions with owners of the
Company, recognized directly in equity:
Share-based payments	-	1	-	-	-	-	1	-	1

Balance as at June 30, 2018	19,980	58,341	(1,197)	(1,736)	1,397	(108)	76,677	(1,354)	75,323

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow (in thousands)

	For the year ended December 31, 2018	For the three months ended June 30, 2018	For the three months ended June 30, 2019	For the six months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2019
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Loss for the period	604	(725)	(3,429)	(1,134)	(4,398)	(5,008)
Adjustments for:
Financing expenses, net	2,091	557	1,463	916	3,127	3,561
Depreciation	5,816	1,409	1,465	2,767	3,043	3,466
Share-based payment transactions	5	1	2	2	3	3
Share of profits of equity accounted investees	(2,545)	662	1,133	(501)	(31)	(35)
Payment of interest on loan from an equity accounted investee	3,036	-	370	1,176	370	421
Change in trade receivables and other receivables	(17)	(525)	(48)	156	(1,744)	(1,986)
Change in other assets	37	(536)	-	135	(708)	(806)
Change in receivables from concessions project	1,431	372	475	622	646	736
Change in accrued severance pay, net	15	17	4	17	8	9
Change in trade payables	633	(21)	556	328	1,065	1,212
Change in other payables	(1,565)	113	638	(310)	1,054	1,202
Taxes on income	215	(193)	325	(182)	514	585
Income taxes paid	(77)	(15)	-	(16)	-	-
Interest received	1,835	493	420	888	835	951
Interest paid	(4,924)	(2,215)	(2,450)	(2,597)	(2,655)	(3,024)
Net cash provided by operating activities	6,590	606	924	2,267	1,129	1,287

Cash flows from investing activities
Acquisition of fixed assets	(3,708)	(1,494)	(37,230)	(2,606)	(44,519)	(50,706)
Acquisition of subsidiary, net of cash acquired	(1,000)	-	-	-	(1,000)	(1,139)
Repayment of loan from an equity accounted investee	1,540	-	-	490	-	-
Proceeds from marketable securities	3,316	-	-	-	-	-
Proceed from settlement of derivatives, net	664	208	-	223	532	606
Proceed (investment) in restricted cash, net	(3,107)	1,525	(5,306)	1,604	(5,219)	(5,944)
Repayment (grand) Loan to others	(3,500)	-	3,500	-	3,500	3,986
Net cash used in investing activities	(5,795)	239	(39,036)	(289)	(46,706)	(53,197)

Cash flows from financing activities
Repayment of long-term loans and finance lease obligations	(17,819)	(14,550)	(3,652)	(14,727)	(4,158)	(4,736)
Repayment of Debentures	(4,668)	-	(4,532)	-	(4,532)	(5,162)
Proceeds from options	-	-	-	-	19	22
Sale of shares in subsidiaries to non-controlling interests	-	34,461	14,062	-	14,062	16,016
Proceeds from long term loans, net	34,745	-	41,470	34,501	58,894	67,079
Net cash provided by financing activities	12,258	19,911	47,348	19,774	64,285	73,219

Effect of exchange rate fluctuations on cash and cash equivalents	(133)	97	(54)	(104)	(55)	(64)
Increase in cash and cash equivalents	12,920	19,641	9,182	21,648	18,653	21,245
Cash and cash equivalents at the beginning of the period	23,962	25,969	-	23,962	36,882	42,008
Cash and cash equivalents at the end of the period	36,882	45,610	9,182	45,610	55,535	63,253

* Convenience translation into US$ (exchange rate as at June 30, 2019: euro 1 = US$ 1.139)

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Loss to EBITDA (in thousands)

	For the year ended December 31,	For the three months ended June 30,		For the six months ended June 30,		For the six months ended June 30,
	2018	2018	2019	2018	2019	2019
	Unaudited
	€ in thousands					Convenience Translation into US$*
Net loss for the period	604	(725)	(3,429)	(1,134)	(4,398)	(5,008)
Financing expenses, net	2,091	557	1,463	916	3,127	3,561
Taxes on income	215	(193)	325	(182)	514	585
Depreciation	5,816	1,409	1,465	2,767	3,043	3,466
EBITDA	8,726	1,048	(176)	2,367	2,286	2,604

* Convenience translation into US$ (exchange rate as at June 30, 2019: euro 1 = US$ 1.139)

Information for the Company’s Debenture Holders

Pursuant to the Deeds of Trust governing the Company’s Series A, B and C Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F.

Net Financial Debt

As of June 30, 2019, the Company’s Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures) was approximately €44.8 million (consisting of approximately €137.8 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately €49.8 million in connection with the Series A Debentures issuances (in January and September 2014) and the Series B Debentures issuance (in March 2017), net of approximately €57.7 million of cash and cash equivalents and marketable securities and net of approximately €85.1 million of project finance and related hedging transactions of the Company’s subsidiaries).

Information for the Company’s Series B Debenture Holders

The following is an internal pro forma consolidated statement of financial position of the Company as at June 30, 2019. This information is required under the Series B Deed of Trust in connection with the adoption of IFRS 16 “Leases” by the Company and provides the consolidated statement of financial position of the Company as of the date set forth below after elimination of the effects of adoption of IFRS 16. Based on the pro forma statement of financial position, the ratio of the Company’s equity to balance sheet as of June 30, 2019 was 29.2%, triggering a right of the holders of our Series B Debentures to an increase in the annual interest rate applicable to the Series B Debentures of 0.5% until such time as we publish financial results reflecting an increase in such ratio to a minimum of 30%. As a result, the annual interest rate on the Company’s Series B Debentures will be 4.19%. The Company will provide further information concerning the updated interest rate in a Form 6-K to be furnished to the Securities and Exchange Commission.

Unaudited Internal Pro Forma Statement of Financial Position
June 30,
2019
Unaudited
Pro Forma € in thousands
Assets
Current assets
Cash and cash equivalents	55,535
Marketable securities	2,204
Restricted cash and marketable securities	1,315
Receivable from concession project	1,390
Financial assets	1,354
Trade and other receivables	11,407
73,205
Non-current assets
Investment in equity accounted investee	29,158
Advances on account of investments	843
Receivable from concession project	26,510
Fixed assets	128,766
Intangible asset	4,987
Restricted cash and deposits	10,917
Deferred tax	1,872
Long term receivables	6,658
209,711
Total assets	282,916

Liabilities and Equity
Current liabilities
Current maturities of long term loans	6,932
Debentures	9,266
Trade payables	3,191
Other payables	2,759
22,147
Non-current liabilities
Long-term loans	120,818
Debentures	40,542
Deferred tax	5,461
Other long-term liabilities	11,318
178,139
Total liabilities	200,286

Equity
Share capital	19,988
Share premium	58,358
Treasury shares	(1,736)
Transaction reserve with non-controlling Interests	5,614
Reserves	1,156
Accumulated deficit	(1,967)
Total equity attributed to shareholders of the Company	81,413
Non-Controlling Interest	1,217
Total equity	82,630
Total liabilities and equity	282,916

Information for the Company’s Series C Debenture Holders

In July 2019, the Company issued NIS 89,065,000 Series C Debentures in a public offering in Israel. The Deed of Trust governing the Series C Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of June 30, 2019, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s shareholders’ equity was € 82.6 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s consolidated shareholders’ equity plus the Net Financial Debt was 35.2% and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA(1) was 3.8.
_____________________________
(1) The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

The following is a reconciliation between our net profit (loss) and the Adjusted EBITDA for the four-quarter period ended June 30, 2019:

For the four quarter period ended June 30, 2019
Unaudited
€ in thousands
Net loss for the period	(2,660)
Financing expenses, net	4,302
Taxes on income	911
Depreciation	6,092
Adjustment to revenues of the Talmei Yosef project due to calculation based on the fixed asset model	3,043
Share-based payments	6
Adjusted EBITDA as defined the Series C Deed of Trust	11,694